EXHIBIT 12

RADIAN GROUP INC.

STATEMENTS SETTING FORTH COMPUTATION OF RATIO OF EARNINGS TO FIXED

CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except for ratio data)

	For The Years Ended December 31
	2004		2003		2002		2001		2000
Net earnings	$518,653		$385,901		$427,169		$360,419		$248,938
Federal and state income taxes	206,939		145,578		174,107		145,112		103,532

Earnings before income taxes	725,592		531,749		601,276		505,531		352,470
Equity in net income of affiliates	(180,550)		(105,476)		(81,749)		(41,309)		0
Distributed income from equity investees	82,300		27,450		20,137		12,761		0

Net earnings	627,342		453,453		539,664		476,983		352,470

Fixed charges:
Interest	34,660		37,542		28,824		17,803		1,359
One-Third of all rentals	2,669		3,162		2,362		2,052		990

Fixed charges	37,329		40,704		31,186		19,855		2,349
Preferred dividends	0		0		5,478		3,300		3,300

Fixed charges and preferred dividends	37,329		40,704		36,664		23,155		5,649

Net earnings and fixed charges	$664,671		$494,157		$570,850		$496,838		$354,819

Net earnings, fixed charges and preferred dividends	$664,671		$494,157		$576,328		$500,138		$358,119

Ratio of net earnings and fixed charges to fixed charges	17.8	x	12.1	x	18.3	x	25.0	x	151.1	x
Ratio of net earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends	17.8	x	12.1	x	15.7	x	21.6	x	63.4	x